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1933 Distillery

Distillery and Tasting Bar

3715 Tchoupitoulas St
New Orleans, LA 70115
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Investment Opportunity
Data Room
Discussion
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THE PITCH
1933 Distillery is seeking investment to increase inventory, fund improvements and operations.
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $100,000 invested.
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THE TEAM
Gerald Christian
Owner

Mr. Christian has over 34 years starting, developing and operating numerous multi-million corporations. He devotes 100% of his time to this venture.

Gerald was a finalist in the 2007 Entrepreneur of the Year by the Entrepreneur Magazine and one of his companies was voted as one of the fastest growing companies in the US that year as well.

BUSINESS MODEL

MMGT Inc. (dba 1933 Distillery) is a distillery located in New Orleans at 3715 Tchoupitoulas St. Producing our own products as well private fulfillment for our customers has given us a tremendous advantage financially and with quality controls. We presently are producing vodka, rum, dark rum, gin, whiskey and hand sanitizer under various brand names we have created.

Cootie Killer Hand Sanitizer
Mardi Gras Special Edition NOLA Vodka
3 Ugly Ones Vodka, Blended Whiskey, Rum, Gin
Pirates Code Vodka, Whiskey, Gin
1933 Bourbon, Rye, Wheat Whiskey, Vodka, Clear Rum, Dark Rum and Brandy
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LOCATION

Our company currently operates out of a 8,000+-square-foot industrial space and a 1200-square- foot tasting room on the city’s historic Tchoupitoulas St.. After several decades of no-frills industrial use, the area has grown of late into a hip and desirable neighborhood. The better news is that it has good room for expansion, so we should be able to grow in place at least through year 3 of our plan.

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Data Room

Intended Use of Funds

	Target Raise	Maximum Raise
Production Equipment	$40,000	
Inventory	$30,000	
Bottling Supplies	$20,000	
Working Capital	$10,000	
Total	$100,000	

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,131,222	$1,404,465	$1,606,455	$1,792,445	$2,040,435
Cost of Goods Sold	$411,624	$473,000	$516,500	$558,500	$607,500
Gross Profit	$719,598	$931,465	$1,089,955	$1,233,945	$1,432,935

EXPENSES

Utilities	$15,600	$15,600	$15,600	$15,600	$15,600
Salaries	$104,400	$104,400	$104,400	$104,400	$104,400
Insurance	$14,000	$15,000	$17,000	$17,000	$17,000
Facility Lease	$82,800	$82,800	$82,800	$82,800	$82,800
Repairs & Maintenance	$6,000	$6,000	$6,000	$6,000	$6,000
Garbage, Sewer, Gas & Water	$13,200	$13,200	$13,200	$13,200	$13,200
Employee Related Expenses	$20,880	$20,880	$20,880	$20,880	$20,880
Distillery Rent	$132,000	$132,000	$132,000	$132,000	$132,000
Distillery Vehicle	$7,200	$7,200	$7,200	$7,200	$7,200
Permits and License	$7,000	$10,000	$10,000	$10,000	$10,000
Marketing and Advertising	$48,000	$48,000	$48,000	$48,000	$48,000
Operating Profit	$268,518	$476,385	$632,875	$776,865	$975,855

This information is provided by 1933 Distillery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
MainVest MMGT INC.1933 Distillery Business Plan 2021-2025.pdf

Investment Round Status

$100,000

TARGET

$250,000

MAXIMUM

This investment round closes on January 27, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name MMGT, Inc
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.7×

Investment Multiple 1.6×

Business's Revenue Share 1.5%-3.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Financial Condition

Forecasted milestones

1933 Distillery forecasts the following milestones:

Achieve $2 Million revenue per year by 2025.

Achieve $999,000 profit per year by 2025.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of 1933 Distillery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which 1933 Distillery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, 1933 Distillery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

1933 Distillery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If 1933 Distillery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither 1933 Distillery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

1933 Distillery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and 1933 Distillery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although 1933 Distillery will carry some insurance, 1933 Distillery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, 1933 Distillery could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If 1933 Distillery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if 1933 Distillery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if 1933 Distillery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of 1933 Distillery, and the revenue of 1933 Distillery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of 1933 Distillery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by 1933 Distillery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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